RECORD OF SETTLEMENT

BETWEEN	DR DAVID BENNETT

Chief Executive Officer

AND	AUSTRAL PACIFIC
ENERGY LTD

Employer

BACKGROUND:

A	The Chief Executive Officer is currently Chief Executive Officer and a member of the board of directors (the “Board”) of the Employer;

B

As part of an executive succession plan, agreements have been reached between the Chief Executive Officer and Employer as to the retirement of the Chief Executive Officer and retention of his successor.

IT IS AGREED:

1

The Chief Executive Officer will tender a written resignation as Chief Executive Officer the effective date being Friday 30 December 2005. To effect an orderly transfer of duties to an incoming Chief Executive the Board will engage the Chief Executive Officer as a consultant for an initial period of three months, for a minimum of 20 days per month, from 1 January 2006 at a daily rate of NZ$2,500. Thereafter any further consultancy activities will be as agreed between the Company and the Chief Executive Officer. This arrangement does not preclude the Chief Executive Officer from undertaking consultancy engagements with others.

2

The Employer will pay to the Chief Executive Officer on 30 December 2005, any outstanding salary, severance (as hereinafter provided) and annual leave due to him calculated and paid as at Friday 30 December 2005.

3

The Employer will pay to the Chief Executive Officer on 30 December 2005, a severance amount equivalent to 22.5 months’ base salary, comprising 16.5 months’ base salary and 6 month’s base salary in lieu of notice for the Chief Executive Officer and the Chief Executive Officer’s resignation will be effective as from that date .

4	The Employer will meet the Chief Executive Officer’s costs in relation to legal fees and other associated re-orientation costs up to the total sum of $10,000 exclusive of GST upon receipt of appropriate invoices for such expenditure.

5

The Chief Executive Officer will retain his rights in respect of the 600,000 vested options in the Employer the exercise date of which was extended in July 2005 for a further two years, the extension being subject to obtaining disinterested shareholders approval as required by the TSX Venture Exchange and approval of the Employer’s upgrade in listing status to Tier 1. In the event that those approvals are not obtained during the two year period or declined at the forthcoming AGM planned for May 2006 the Employer will pay US$300,000 to the Chief Executive Officer to extinguish any interest whatsoever that the Chief Executive Officer has in those 600,000 vested options. In the event that the approvals to extend the exercise date are obtained during the two year period, the Chief Executive Officer retains his right to the 600,000 options and no money is payable by the Employer.

6

The terms of the 300,000 performance options that were granted to the Chief Executive Officer that vest on or before 15 October 2007 if the net revenue from production reaches US$4m in a fiscal year will be varied to waive the performance requirements on 150,000 performance options, to vest those options as at 30 December 2005 and for the exercise date to be on or before 15 October 2007 subject to obtaining disinterested shareholders approval as required by the TSX Venture Exchange and approval of the Employer’s upgrade in listing status to Tier 1. Subject to those approvals being granted, the Chief Executive Officer immediately waives his rights to 150,000 of the 300,000 performance options on which performance requirements have not been waived. In the event that the approvals to vary the terms of the 300,000 performance options so as to waive the performance requirements for 150,000 of the options to vest on 30 December 2005 and have an exercise date on or before 15 October 2007 are not obtained, then either, at Chief Executive Officer’s election, the Employer will pay US$150,000 to the Chief Executive Officer to extinguish any interest whatsoever that the Chief Executive Officer has in all 300,000 performance options, or Chief Executive Officer can elect to continue the 300,000 options to the end of their term.

7

The Employer will make positive recommendations in the May 2006 AGM Notes to Shareholders that 600,000 vested options be extended as described in 5) above, and that the 300,000 performance options be amended as in 6) above, and will positively support such resolutions at the AGM and vote proxies in support of these recommendations.

8	The Chief Executive Officer agrees to use his best endeavours to ensure a transfer of all intellectual property, which is of considerable value, held by the Chief Executive Officer to the other staff members of the Employer and as otherwise directed by the Board as represented by the Chairman.

9	The Employer shall continue to ensure all company property and documents are available to the company and its employees and officers on or before the effective date of his resignation.

10

The Chief Executive Officer acknowledges that his confidentiality obligations to the Employer continue both prior to the effective date of his resignation and after his employment with the Employer ceases and the Employer maintains confidentiality on like terms on any matters relating to the Chief Executive Officer.

11

The terms of this settlement and matters relating to it shall remain private and confidential to the parties and their advisers except to the extent required to be disclosed under applicable securities laws.

12

The terms and conditions of settlement are in full and final settlement of any claim that the Chief Executive Officer may have against the Employer now or in the future arising from his employment in any way whatsoever (including but not limited to his interest in the share options referred to in Clauses 5 and 6) with the Employer or any of its associated or subsidiary companies and their directors and officers including the termination of that employment.

13

The Chief Executive Officer acknowledges that while this settlement is entered into in his capacity as Chief Executive Officer, his future role as a director is a matter which is to a degree in the hands of the Board and ultimately in the hands of the shareholders of the Employer, and as such the Chief Executive Officer acknowledges that he has no rights or entitlement to any compensation, other than those offered to non-executive Directors, in connection with any continuing directorship or any subsequent termination thereof unless the parties shall otherwise agree in writing.

14	The Employer will seek the Chief Executive Officer’s approval to the wording of that part of any future public disclosure document which contains his name.

Dated at Wellington this                      day of                                                   2005.

Signatures:	…………………………
Dr David Bennett

…………………………
David Newman, Chairman